Wix Unveils Groundbreaking AI Site Generator Alongside Suite of AI-Powered Features Set to Revolutionize Web Creation

The upcoming AI Site Generator will create an entire website complete with text, images and business solutions within seconds

NEW YORK, July 17, 2023 – – Wix.com Ltd. (NASDAQ: WIX), a leading global SaaS platform to create, manage and grow an online presence, today announced its plans to launch the AI Site Generator, along with a suite of AI-powered capabilities, many of which are already available to users. These offerings equip Wix users with AI technology that significantly streamlines the entire website-building, design and management process, offering more automated tools to operationalize and grow their businesses with never-before-seen ease.

“We are fully committed to bringing our users fully-integrated innovations, such as the AI Site Generator, that have excellent user experiences to ultimately drive forward the next generation of website creation,” said Avishai Abrahami, Co-Founder and CEO of Wix. “These new tools leverage the strength and dedication of our Data Science team, who have been leaders in integrating the power of AI and delivering it directly to Wix users. We’re on the edge of something truly amazing, and we will keep advancing our offerings as AI technology progresses to enable users to grow their businesses and have success with more efficiency and creativity than ever before.”

Features Coming Soon
•AI Site Generator is a groundbreaking tool that enables Wix users to describe their intent and it instantly generates a professional and unique website. The tailor-made website is complete with a homepage and all inner pages with text, images, and any business solution including Stores, Bookings, Restaurants, Events and more. Users can continue to customize the site and edit based on their needs with integrated AI tools.
•AI Assistant Tool for Managing your Business will suggest improvements for businesses and create individualized strategies based on analytics and site trends. It streamlines day-to-day tasks to help elevate business management to the next level.
•AI Page and Section Creator will enable users to quickly add a new page or section to a website by describing their needs, and AI will generate the layout, design and text.
•Object Eraser enables users to seamlessly extract subjects from images and manipulate them.

Available AI-Powered Features
Web Creation:
•AI Text Creator combines Wix’s deep knowledge of site creation with ChatGPT to give users the ability to generate high-quality, personalized content for particular sections of a website including tailored titles, taglines and paragraphs.
•AI Template Text Creator creates all the text for a new website. After choosing a ready-made template and inputting a brief description of the site, the tool generates unique textual content for the entire site, including the homepage and the inner pages.
•AI Domain Generator helps users choose the perfect name for their brand from different options of unique, catchy, and relevant domain names.

Design:
•Alternative Layouts tool helps users redesign layouts within their website in a single click.
•AI Image Creator enables users to simply describe the image they want and a unique image is generated.
•Auto Background Removal and the Auto Enhance tools refine photos and upgrade their quality to match the look and feel sought for a website.
•Auto-Generated Trailer tool quickly transforms video files into professional-looking trailers.

eCommerce:
•Product Descriptions make it simple to describe eCommerce products almost instantly.
•Product Recommendations is used to present customers with relevant products they might be interested in purchasing to improve sales.

Read more from Abrahami’s blog to users about the AI updates at http://wix.com/blog/avishai-abrahami-thoughts-about-ai.

About Wix.com Ltd.
Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to have full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.

For more about Wix, please visit our Press Room at https://www.wix.com/press-room/home.
Media Relations Contact: PR@wix.com.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectations related to our ability to develop relevant and required products using Artificial Intelligence (“AI”), the regulatory environment impacting AI related activities including privacy and intellectual property aspects, and potential competition from third-party AI tools which may impact our business; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during the current turbulent macro-economic environment; our expectation regarding the successful impact of our previously announced Cost-Efficiency Plan and other cost saving measures we may take in the future; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and that our recent downsizing of our Customer Care team will not affect our ability to continue attracting registered users and increase user retention, user engagement and sales; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19 and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions;

our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.